Mail Stop 3561

April 22, 2008

Mr. Edward J. Graham
President and Chief Executive Officer
South Jersey Industries, Inc.
South Jersey Gas Company
1 South Jersey Plaza
Folsom, New Jersey   08037

> **Re: South Jersey Industries, Inc.**
> **South Jersey Gas Company**
> **Forms 10-K for the Fiscal Years Ended December 31, 2007**
> **File Nos. 1-6364 and 0-22211**

Dear Mr. Graham:

We have reviewed your filings for the above referenced companies and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

1.   Where a comment below requests additional disclosure to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Item 9A – Controls and Procedures

Evaluation of Disclosure Controls and Procedures, pages SJI – 76 and page SJG - 53

2.   We note that you state disclosure controls and procedures are effective to ensure that the information required to be disclosed by South Jersey Industries, Inc. and South Jersey Gas Company in the reports that each files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Please note that the definition of disclosure controls and procedures is not required to be included in your disclosure. However, if you choose to include the definition of disclosure controls and procedures, please include the entire definition. In this regard, in future filings, please revise your disclosure to include and confirm for each company, if true, that their officers concluded that disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that each files or submits under the Exchange Act is accumulated and communicated to management, including the principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

General

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosures in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

Please send us your response to our comments within ten business days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or in his absence, the undersigned at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief